# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Via Transportation, Inc., CIK 0001603015
CUSIP: 92556W104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 114 Fifth Avenue, 17th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083753

## Reporting persons
- Daniel Ramot: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,862,850; shared voting power 0; sole dispositive power 1,862,850; shared dispositive power 3,000,000; aggregate amount beneficially owned 4,862,850 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Via Transportation, Inc.
Address of issuer's principal executive offices: 114 Fifth Avenue, 17th Floor, New York, NY, 10011

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Daniel Ramot (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 114 5th Ave, 17th Floor, New York, NY 10011.
Citizenship: See Row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page.

The Reporting Person beneficially owns in the aggregate 4,862,850 shares of Class A common stock of the Issuer ("Class A Shares"), which consist of (i) 846,183 Class A Shares issuable upon the conversion of shares of Class B common stock of the Issuer ("Class B Shares") held directly by the Reporting Person, (ii) 3,000,000 Class A Shares issuable upon the conversion of Class B Shares held by a trust for which the Reporting Person and an immediate family member serve as trustees and (iii) 1,016,667 Class A Shares issuable upon the exercise of certain stock options that are either fully vested or will vest within 60 days of the date of this Schedule 13G. Each Class B Share is convertible into one Class A Share at the option of the holder.
Percent of class:
See Row 11 of the cover page.

All beneficial ownership percentages reported herein are calculated based on 77,144,637 Class A Shares outstanding as of October 31, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025, plus 3,846,183 Class A Shares issuable from the conversion of Class B Shares beneficially owned by the Reporting Person and 1,016,667 Class A Shares issuable upon the exercise of certain stock options that are either fully vested or will vest within 60 days of the date of this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: See Row 6 of the cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Daniel Ramot: /s/ Daniel Ramot, Daniel Ramot (11/14/2025)